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                                             Filed by TLC Laser Eye Centers Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Laser Vision Centers, Inc.
                                                  Commission File No.: 001-10629

The following is the text of a joint press release issued by TLC Laser Eye Centers Inc. and Laser Vision Centers Inc. on Monday, August 27, 2001:

[LOGO OF TLC LASER EYE CENTERS INC.]         [LOGO OF LASER VISION CENTERS INC.]


JOINT NEWS RELEASE

FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION:

FOR ANALYST, INVESTOR AND BUSINESS/FINANCIAL/TRADE MEDIA SUPPORT CONTACT:
STEPHEN KILMER, TLC LASER EYE CENTERS INC., 1-888-TLC-1033 EXT. 3904, stephen.kilmer@tlcvision.com OR JOHN STILES, LASER VISION CENTERS INC., 314-434-6900, jstiles@laservision.com.

FOR CONSUMER, DOCTOR AND GENERAL INQUIRIES CONTACT: DAVID SMITH, TLC VISION MERGER HOTLINE, 1-888-TLC-1033 EXT. 3060, merger@tlcvision.com.


                  TLC AND LASER VISION CENTERS MERGER TO CREATE
                   NORTH AMERICA'S PREMIER EYE SURGERY COMPANY

New York, NY, August 27, 2001 - TLC Laser Eye Centers Inc. (NASDAQ:TLCV; TSE:TLC) and Laser Vision Centers Inc. (NASDAQ:LVCI) announced today a definitive merger agreement, creating North America's premier eye surgery services provider.


The merger, which will be effected in an all-stock combination, combines TLC's premier laser eye surgery brand offering with LaserVision's leading position in mobile excimer laser, cataract, and related equipment access provision. More than 258,000 paid refractive procedures were performed using the two company's equipment and facilities in the most recent fiscal year, generating combined revenues of over US$270 million.


International headquarters for the new company, to be known as TLC VISION Corporation, will be in Mississauga, Ontario. U.S. headquarters will be in St. Louis, Missouri.

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Leading the combined company as Chairman & CEO will be Elias Vamvakas, who is the current Chairman & CEO of TLC. John J. (Jack) Klobnak, LaserVision's current Chairman and CEO, will assume a non-executive Vice Chairmanship and continue as a corporate director for approximately one year, after which time he intends to retire. James Wachtman, President & COO of LaserVision will serve as the new company's President & COO. The new company's CFO will be Charles Bono, who is currently CFO of LaserVision. Robert W. May and Lloyd D. Fiorini will be co-legal counsels for the new company. Together, the executives bring a wealth of industry, operational and business transformation experience to the new entity.


The board of directors of the new company will be comprised of members from both companies' current boards of directors.


"The merger of TLC and LaserVision combines the complementary strengths of each organization, enabling the value of each company's assets to be more fully realized. Consolidation should help create a platform for growth by providing cost controls, the resources and synergies needed for expanded franchises and other development opportunities," said Jack Klobnak.


Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment SM to patients, a full suite of advanced information systems and support services, and a well established corporate brand.


Founded in 1986, LaserVision brings extensive relationships with more than 900 independent surgeons, a strong operations management culture, state-of-the-art mobile laser technology, and experience with the mobile cataract services and ophthalmic ambulatory surgical center businesses. LaserVision operates in the United States and the United Kingdom.

Both companies are well capitalized with combined cash and short-term investments totaling more than US$78 million at the end of fiscal 2001.


"This is a combination designed to achieve better patient care, higher business growth and enhanced shareholder value over both the near and long term. The new company will continue to partner with

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local doctors, providing the highest levels of patient care. With very little geographic overlap, the new entity will enjoy significant coverage in all major North American markets, allowing patients to access high quality care whenever and wherever they need it. The organization will also have the financial resources to provide patients with confidence in the caliber and continuity of their care," commented James Wachtman.

"More than just a simple business combination, this merger is designed to generate a sum greater than its two parts. TLC VISION Corporation will essentially serve as the larger corporate umbrella, encompassing a complementary mix of four core businesses: TLC LASER EYE CENTERS, operating premium branded refractive surgery centers; LASER VISION CENTERS, providing refractive equipment access and services to independent surgeons through either fixed or mobile delivery systems; MIDWEST SURGICAL SERVICES, furnishing independent surgeons with mobile access to cataract surgery equipment and services; and ASPEN HEALTHCARE, operating multi and single specialty ambulatory surgery centers (ASC's) where independent surgeons perform a variety of surgical procedures," said Wachtman.


"We expect to find three primary areas of synergies - a wider array of services for both patients and eye care professionals, administrative & buying efficiencies, and sales growth," continued Wachtman.


The companies believe they can achieve annual synergies of at least US$10 million in pre-tax income once fully integrated.


"In addition to the significant synergies provided by the merger, LaserVision's focus on operational excellence will help accelerate the performance improvement programs already underway at TLC," commented Elias Vamvakas.


"This is a merger driven by strong and complementary business models. The combined company will have the necessary efficiencies and resources to capture the full value of its growth potential. Together, we will be the preeminent player in the eye surgery industry through the provision of value-added services to a leading network of affiliated doctors so they can deliver superior patient care," said Vamvakas.


Under the terms of a definitive merger agreement approved by unanimous votes at meetings of each company's Board of Directors, LaserVision's stock will be converted to TLC VISION stock at a fixed

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exchange rate. LaserVision shareholders will receive 0.95 shares of TLC stock, which is traded on NASDAQ, for each share of LaserVision. It is expected that the merger will be effected on a tax-free basis to shareholders.


The merger will be accounted for under the purchase method and is expected to be immediately accretive to TLC's fully diluted earnings per share excluding one-time charges following the combination. The merger is subject to certain closing conditions, including regulatory approvals and the approval of TLC and LaserVision shareholders, and is expected to close by the end this calendar year.

Previously on August 9, LaserVision announced its acquisition of ClearVision Laser Centers, Inc. It is anticipated that the ClearVision transaction will be completed prior to the close of the merger of TLC and LaserVision.


MAP


A map showing the geographical location of each TLC, LaserVision, and ClearVision site can be viewed at www.tlcvision.com/merger/index.html or www.laservision.com/merger.


CONFERENCE CALL NOTICE


TLC and LaserVision will hold a joint conference call for the investors and the media today, Monday August 27, 2001, at 4:00 PM ET. The dial in number is 1-888-243-1119. The call can also be accessed live either through the Investor Relations page on the LaserVision web site at www.laservision.com or through www.q1234.com. A telephone replay of the call will be made available at approximately 6 PM ET on the 27th and can be accessed by dialing 416-626-4100 and entering reservation # 19611624. The replay will be available for 30 days.

This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect","intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and

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LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results. See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

TLC plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Laser Vision plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about TLC, Laser Vision, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TLC and Laser Vision through either company or through the web site maintained by the SEC at www.sec.gov. TLC and Laser Vision, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transaction. Information regarding TLC's directors and executive officers is contained in TLC's reports filed with the SEC, which are available at the web site maintained by the SEC at www.sec.gov or directly from TLC. Information regarding Laser Vision's directors and executive officers is contained in Laser Vision's reports filed with the SEC, which are available at web site maintained by the SEC at www.sec.gov or directly from Laser Vision.